SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

LipidViro Tech, Inc.

(Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

53630T 20 2

(CUSIP Number)

Branden T. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801-363-74ll)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 28, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.

NAMES OF REPORTING PERSONS:  Thomas J. Howells

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

N/A

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

         (a)  [ ]

         (b)  [ ]

3.

SEC USE ONLY

4.

SOURCE OF FUNDS:  PF

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

         None; not applicable.

6.

CITIZENSHIP OF PLACE OF ORGANIZATION

         United States of America

     NUMBER OF SHARES

7.

SOLE VOTING POWER: 7,336,000

     BENEFICIALLY OWNED

8.

SHARED VOTING POWER: None.

     BY EACH REPORTING PERSON

9.

SOLE DISPOSITIVE POWER: 7,336,000

           10.

SHARED DISPOSITIVE POWER: None.

11.

AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,336,000

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

(No shares are excluded in the numerical or percentage computations herein).

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.8%.

14.

TYPE OF REPORTING PERSON.

IN.

Item 1.  Security and Issuer.

Title of Securities:  common stock, par value $0.001 per share.  Name of Issuer:  LipidViro Tech, Inc., a Nevada corporation (the “Company”); 1338 South Foothill Blvd. #126, Salt Lake City, UT  84108.

Item 2.  Identify and Background.

(a)

Name of Persons Filing.  This Schedule 13D is being filed for Thomas J. Howells.

(b)

Address:  Mr. Howells’ address is 4685 South Highland Drive, #202, Salt Lake City, UT 84117.

(c)

Mr. Howells is currently employed by Jenson Services, Inc., a Utah corporation that provides financial consulting services and is located at 4685 South Highland Drive, #202, Salt Lake City, UT 84117.

(d)

During the last five years, Mr. Howells has not been convicted in any criminal proceeding.

(e)

During the last five years, Mr. Howells has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)

United States of America

Item 3.  Source and Amount of Funds or Other Consideration

Personal funds.

Item 4.  Purpose of Transaction.

The foregoing transaction was governed by the terms of an Option Agreement dated December 18, 2007, and amended on January 23, 2008 (as amended, the “Option Agreement”).  Pursuant to the terms of the Option Agreement, Jenson Services, Inc. has the right to place its designees on the Company’s Board of Directors.  As of the date of this Schedule 13D, Jenson Services has not designated any persons to serve on the Company’s Board of Directors.

Item 5.  Interest in Securities of the Issuer.

(a)

Amount Beneficially Owned.  As of the date hereof, Mr. Howells owns 7,336,000 shares (40.8%) of the Company’s common stock.

 (b)

Number of shares as to which such person has:

Sole power to vote or to direct vote: 7,336,000 shares.

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition of: 7,336,000

Shared power to dispose or to direct the disposition of: 0

(c)

None.

            (d)

None; not applicable.

            (e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to

  Securities of the Issuer.

See Item 4 of this Schedule 13D.

Item 7.  Materials to be Filed as Exhibits.

Option Agreement dated December 17, 2007 and amended January 23, 2008.*

*  These documents were filed as exhibits to the Company’s Current Report on Form 8-K, dated January 28, 2008, filed with the Securities and Exchange Commission on January 30, 2008, and are incorporated herein by reference.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  2/5/08                                                  /s/ Thomas J. Howells

                                                                         Thomas J. Howells